Exhibit (a)(1)(vi)

JULY 2026

GOLDMAN SACHS PRIVATE CREDIT

Goldman Sachs Private Credit Corp. Q2 2026 Tender Offer Update

Dear GS Credit Shareholders,

We are writing to provide an update on Goldman Sachs Private Credit Corp. (“GS Credit” or “the Fund”) following the completion of our second quarter 2026 subscription and repurchase activity, and to share our perspective on the Fund’s positioning in what continues to be a dynamic environment for the private credit industry.

Second Quarter Flows

In the second quarter of 2026, GS Credit received repurchase requests representing approximately 12,070,797.188 shares, or 3.24% of shares outstanding — below the Fund’s 5% quarterly repurchase cap. As a result, all repurchase requests will be fulfilled in full. On the subscription side, the Fund generated approximately $275 million of gross inflows during the quarter, representing approximately 3.0% of the Fund’s March 31, 2026 net asset value (“NAV”) of $9.2 billion. In the second quarter of 2026, the Fund’s ratio of inflows to repurchase requests was 0.9x — nearly 3x the largest non-traded BDC managers’ peer group average.1 Combined with second quarter inflows, the Fund generated over $1.3 billion of total gross subscriptions in the first half of 2026.

Before we discuss these results in detail, we want to begin with gratitude. We view this as a meaningful expression of shareholder confidence — particularly during a period when the broader non-traded BDC industry is experiencing meaningful repurchase pressure — which is deeply appreciated and not taken for granted, and gives us the stability and flexibility to invest with discipline and patience.

Across the largest non-traded BDC managers2 reporting second quarter activity to date, peer repurchase requests have generally ranged from approximately 10% to nearly 17% of shares outstanding, with multiple peers hitting their 5% quarterly repurchase caps and fulfilling repurchases on a pro rata basis. GS Credit’s repurchase request level is, to our knowledge, among the lowest of the largest non-traded BDC managers for the second consecutive quarter and the only fund in the peer group whose repurchase requests were below the 5% quarterly repurchase cap in both first quarter and second quarter of 2026.3

While we are encouraged by these results, we want to be clear-eyed: we are in the same market as our peers, and we are certainly not insulated from the dynamics of technical flows in the industry. The same headlines and the same investor sentiment shifts that are impacting repurchase activity across the space affect us as well. What we believe differentiates GS Credit is the structural composition of our capital base, the breadth and depth of our origination ecosystem, and the disciplined investment culture that has defined our platform for 30 years.

[1]

Peer Group refers to the Top 5 Non-Traded BDC Managers by sales volume from “The Stanger Market Pulse — December 2025 edition.” Peer data sourced from SEC.gov filings and publicly available shareholder communications as of June 2026. This includes all relevant funds for Blackstone, Blue Owl, Apollo, Ares and HPS that are listed in the report.

[2]	Source: SEC.gov as of May 31, 2026.
[3]	Source: SEC.gov as of May 31, 2026.

GOLDMAN SACHS PRIVATE CREDIT	1

JULY 2026

Our Origination Edge

We believe a key structural advantage of our platform is the breadth and proprietary nature of our origination funnel. With more than 250 investment professionals on Goldman Sachs Asset Management’s broader private credit platform, complemented by the relationships of more than 3,000 Goldman Sachs investment bankers across our leading global M&A franchise4, we can identify and source potentially attractive opportunities that may not be widely available to other lenders. This origination platform allows us to be highly selective — deploying capital consistent with our investment objectives and strategies and when the risk-adjusted return profile meets our standards.

Performance and Portfolio Quality

Beyond the strength of our flows, the metrics we believe are most important are those that reflect the credit quality and underwriting discipline of our portfolio. We believe these metrics reflect how we are stewarding your capital. As one of the original scaled players in private credit with a 30-year track record, we bring to bear lessons learned across multiple market environments. The Senior Direct Lending Family of Funds, which initially launched in 2008 (12 years after we started our Private Credit Platform), has achieved a Weighted Average IRR of 17.7% / 14.2% (gross / net) over the last 18 years.5

Through May 31, 2026, GS Credit, specifically, has delivered the following total returns for Class I shares:6

•	Year-to-Date Total Return: 2.5% — among the highest of the non-traded BDC peer group that has publicly disclosed[7], and outperforming the leveraged loan index by 128 basis points.[8]

•	Inception-to-Date Total Return: 9.6% — among the highest of the non-traded BDC peer group that has publicly disclosed[9], where ITD returns range from approximately 8.1% to 10.3%[10]

Past performance does not predict or guarantee future returns, which may vary. But we believe these results reflect the value of disciplined underwriting, selective deployment, diversified capital sources, and the power of the Goldman Sachs ecosystem.

[4]	Dealogic. Cumulative announced M&A deal volume and associated market share. 2024-2025.
[5]	Please see Appendix for additional disclosures regarding the Senior Direct Lending Family of Funds performance.
[6]

Source: Goldman Sachs Private Credit Corp. Form 8-K filed June 30, 2026 (SEC.gov). Total return based on NAV for Class I shares is calculated as the change in NAV per share during the applicable period, plus distributions per share during the applicable period (assuming distributions are reinvested in accordance with the Company’s distribution reinvestment plan). Performance calculations for inception-to-date total return based on NAV for Class I Shares began on April 6, 2023, the date the Company commenced operations. Returns for periods greater than one year are annualized. Excludes Class S and Class D shares, which the Company began issuing in February 2026 for Class S and March 2026 for Class D.

[7]	Source: SEC.gov as of May 31, 2026.
[8]

Source: Morningstar LSTA US Leveraged Loan Index as of May 31, 2026. Outperformance calculated as the difference between GS Credit Class I year-to-date total return (2.5%) and the index year-to-date total return over the same period.

[9]	Source: SEC.gov as of May 31, 2026.
[10]	Source: SEC.gov as of May 31, 2026.

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JULY 2026

Non-Accrual Rate of 0.2% — Among the Lowest in the Peer Set

GS Credit’s non-accrual rate, as of March 31, 2026, stood at just 0.2% of amortized cost, which represents only one portfolio company being placed on non-accrual status, and stands in contrast to the broader industry. By comparison, non-accrual rates across our non-traded BDC peers range from 0.4% to approximately 2.4% of amortized cost, with the number of portfolio companies on non-accrual ranging from 1 to 17 across the peer set.11 At fair value, peer non-accrual rates ranged from less than 0.1% to approximately 1.4%.12 Industry non-accrual rates increased meaningfully during Q1 2026, with the acceleration concentrated among a small number of managers rather than reflecting broad-based credit deterioration.13

As we have acknowledged previously, in any broad, diversified credit portfolio, there will always be some names that migrate into more challenged categories over time. Our current non-accrual levels are low by historical standards and are likely to increase over time as the credit cycle evolves. That is the nature of credit investing. We believe what matters is how we identify those situations early, actively engage with borrowers and sponsors, and leverage the resources of the Goldman Sachs ecosystem in an effort to protect our clients’ capital.

PIK Income at 3.3%, with Only 0.3% “Bad PIK”

Payment-in-Kind (“PIK”) has received significant industry attention. As we wrote in our prior shareholder letter14, we believe the distinction between “Good PIK” — a proactive financing structure agreed at origination with appropriate pricing premiums, partial PIK toggles, and finite duration — and “Bad PIK” — a reactive measure introduced via amendment, often signaling distress — is critical.

GS Credit’s PIK income as a percentage of investment income of 3.3%, as of March 31, 2026, compared favorably to the non-traded BDC peer group, where PIK contributions ranged from approximately 2.9% to 9.2% of total investment income.15 The industry weighted average of PIK contribution is approximately 5.4%, with the non-traded BDC segment averaging approximately 4.3% and publicly traded BDCs averaging approximately 7.7%.16 More importantly, the composition of our PIK investments — with only 0.3% representing “Bad PIK” from amended or restructured situations — reflects the disciplined manner in which we have deployed this tool over our history of using it selectively as part of well-structured original investment theses.17

[11]	Source: SEC.gov as of March 31, 2026.
[12]	Source: SEC.gov as of March 31, 2026.
[13]

Source: Fitch Ratings, U.S. Business Development Company Valuation Recap Monitor: 1Q26 (Published June 18, 2026); Fitch Ratings, U.S. Business Development Companies – Peer Credit Analysis (Published April 22, 2026).

[14]	Source: Goldman Sachs Private Credit Corp. Q1 2026 Shareholder Letter, February 2026.
[15]	Source: SEC.gov as of March 31, 2026.
[16]	Source: SEC.gov as of March 31, 2026. LSEG Data and Analytics as of March 31, 2026.
[17]	Source: Fund internal portfolio data as of March 31, 2026. PIK income of 3.3% of total investment income includes 0.3% attributable to restructured or amended situations.

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JULY 2026

Software Portfolio: PIK Utilization vs. Peers

We addressed the impact of AI on software in our prior letter, and we continue to believe that incumbency moats — mission-critical workflows, proprietary data, deep domain expertise, regulatory complexity, and customer trust — remain powerful sources of defensibility. That said, the percentage of a software portfolio utilizing PIK is currently one of the most important risk barometers we monitor.

In GS Credit, as of March 31, 2026, only 7.4% of our software portfolio fair value is utilizing PIK18 — among the lowest in the peer group. By comparison, software PIK utilization across the largest non-traded BDC peers ranges from approximately 9% to nearly 30%19 of software fair value. Further, none of GS Credit’s software fair value is marked below 90% and utilizing PIK — again, among the lowest in the peer group, where this combined metric ranges from approximately 0% to over 4% across the peer set.20 97.6% of our software investments are marked at or above 90% of par, which is at the high end of the peer set (where peers range from approximately 81% to 98% on this metric)21. We believe this reflects the rigor of our underwriting and our deliberate focus on lending to Rule of 40 software companies with strong incumbency characteristics.

Capital Position

As of March 31, 2026, our financing foundation remains robust, underpinned by $6.8 billion of aggregate revolving credit commitments across 23 bank lenders with no mark-to-market exposure and no near-term unsecured maturities, further strengthened subsequent to quarter-end by facility expansions and the issuance of $750 million of unsecured notes due 2031. As of March 31, 2026, GS Credit maintained approximately $2.9 billion of available liquidity22 and a fund leverage ratio of 0.8x23 relative to the peer group range of approximately 0.7x to 1.1x24 and below regulatory limits. In addition, consistent with our investment objective of generating current income and capital appreciation, the Fund maintains a dedicated portfolio of Liquid Investments — including broadly syndicated loans and other fixed-income securities representing approximately $2.3 billion, or 14.1% of our portfolio as of March 31, 2026 — specifically designed to provide additional liquidity and to manage our payment obligations under our share repurchase program.25

Disciplined Underwriting in a More Differentiated Market Environment

We believe that we are entering a period of meaningful dispersion among private credit managers. Industry non-accruals appear to be normalizing, but the increase is concentrated rather than broad-based, with a handful of managers driving the bulk of the deterioration.26 We believe this environment will increasingly reward managers with long-term track records, disciplined underwriting cultures and differentiated sourcing capabilities.

[18]	Source: SEC.gov as of March 31, 2026
[19]	Source: SEC.gov as of March 31, 2026
[20]	Source: SEC.gov as of March 31, 2026
[21]	Source: SEC.gov as of March 31, 2026
[22]

Source: Goldman Sachs Private Credit Corp. Form 10-Q for the quarter ended March 31, 2026 (SEC.gov). Available liquidity comprised of cash ($163.7 million), investments in affiliated money market fund ($343.5 million), and undrawn revolving credit facility capacity ($2,375.5 million) as of March 31, 2026. Aggregate revolving credit commitments of $6,775 million across the Truist Revolving Credit Facility ($3,275 million), BNPP Revolving Credit Facility ($1,100 million), and MS Revolving Credit Facility ($2,400 million). Liquid Investments of $2,331.2 million, or 14.1% of the total investment portfolio, as of March 31, 2026. Post-quarter events (BNPP facility expansion to $1,500 million, Truist accordion increase to $4,500 million, and issuance of $750 million 6.150% Notes due June 16, 2031) per Note 12 of the 10-Q. Non-accrual data per Note 2 of the 10-Q: investment held in one portfolio company on non-accrual status, representing 0.2% of total investments at amortized cost as of March 31, 2026.Source: Goldman Sachs Private Credit Corp. Form 10-Q for the quarter ended March 31, 2026 (SEC.gov).

[23]	Source: Goldman Sachs Private Credit Corp. Form 10-Q for the quarter ended March 31, 2026 (SEC.gov).
[24]	Source: Goldman Sachs Private Credit Corp. Form 10-Q for the quarter ended March 31, 2026 (SEC.gov).
[25]	Source: Goldman Sachs Private Credit Corp. Form 10-Q for the quarter ended March 31, 2026 (SEC.gov).
[26]

Fitch Ratings, U.S. Business Development Company Valuation Recap Monitor: 1Q26 (Published June 18, 2026); Fitch Ratings, U.S. Business Development Companies – Peer Credit Analysis (Published April 22, 2026).

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JULY 2026

What we believe sets GS Credit apart is the combination of:

1.	A diversified institutional capital base and proprietary origination funnel that enable us to focus on investing rather than deploying.

2.	The credit quality of our portfolio, as reflected in our 0.2% non-accrual rate — a small fraction of the industry average and at the very low end of the peer range.

3.	The disciplined use of PIK, with 3.3% of total investment income and only 0.3% attributable to restructured situations.

The Opportunity Ahead

We believe our shareholders will be the primary beneficiaries as the investment opportunity set improves. Our diversified institutional capital base, and the breadth of the Goldman Sachs origination ecosystem position us to deploy capital selectively and consistent with our investment objective and strategies. As some managers face capital constraints or shift focus toward managing existing exposures, we believe well-capitalized platforms with diversified funding sources and a differentiated origination capability are better positioned to capture attractive opportunities this cycle may create.

Closing Remarks27

We want to close by once again thanking all of you for your continued support of GS Credit. We are deeply grateful for the trust placed in us, and we recognize that this trust is what enables us to operate with the patience and discipline that we believe will deliver long-term outcomes. We are focused on the credit quality metrics discussed in this letter, because those are the metrics that we believe reflect what we can most directly control: the discipline of our underwriting, the rigor of our portfolio monitoring, and the strength of the Goldman Sachs ecosystem.

We remain confident that our platform is well positioned to navigate the current environment and to capitalize on the opportunities that periods of dislocation have historically created for disciplined credit investors.

Sincerely,

Goldman Sachs Private Credit Corp.

APPENDIX

This supplemental performance information is provided to illustrate the past performance of the Investment Adviser, in managing funds with investment strategies that are substantially similar to the investment strategies, objectives, and policies of the Fund, which does not include all BDCs managed by the Investment Adviser.

The performance of the Senior Direct Lending Family of Funds and Similar BDCs presented herein is not the performance record of the Fund and should not be considered a substitute for the Fund’s own performance. Past returns are not indicative of future performance.

[27]

We are furnishing this information about GS Credit and our Private Credit Platform to provide an update on GS Credit’s preliminary tender offer results, including in the context of the general market environment, experience of its peers and recent developments in the private credit markets. You should consider this letter as part of the overall mix of information in GS Credit’s periodic reports filed with the SEC, including the risk factors included in its quarterly report on Form 10-Q and subsequent SEC filings.

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JULY 2026

The Senior Direct Lending Family of Funds includes private funds with returns calculated on net internal rate of return (“IRR”) basis, excluding Similar BDCs. The Weighted Average IRR are derived from the levered returns from Loan Partners I, Loan Partners 2013, Senior Credit Partners I, Loan Partners III, Senior Credit Partners II, Loan Partners IV and Senior Credit Partners III, weighted by each fund’s respective investment cost. Please refer to the “Definitions” below for additional information on Gross and Net IRR and calculations. An individual investor’s return may vary based on certain factors (including varying levels of investor fees and timing of investor contributions). IRR calculations are performed using monthly cash flows up until January 1st, 2020 and thereafter switch to daily cashflows, consistent with the historical methodology used in client reporting through December 31, 2025. With the use of daily cash flows in the IRR calculations, the overall IRR is materially consistent, although IRRs for individual investments with short holding periods could differ materially.

The Senior Direct Lending Family of Funds are not subject to investment limitations, leverage restrictions, liquidity requirements, diversification requirements and other restrictions imposed on BDCs by the Investment Company Act and RICs under the Code. If those funds were operated as BDCs and/or RICs their returns might have been lower. The fees and expenses of GS Credit may be higher than those of certain of the Senior Direct Lending Family of Funds. Had the Senior Direct Lending Family of Funds’ performance reflected the anticipated fees and expenses of the Fund, their performance may have been lower. In addition, although the Senior Direct Lending Family of Funds have substantially similar investment strategies to the investment strategies, objectives, and policies of GS Credit, GS Credit will not always make the same investments as each of the Senior Direct Lending Family of Funds, and, therefore, the investment performance of GS Credit will differ from the investment performance of the Senior Direct Lending Family of Funds. Furthermore, the Senior Direct Lending Family of Funds and the other Similar BDCs generally do not allocate to more liquid credit investments, such as broadly syndicated loans and corporate bonds.

Similar BDCs Performance

The following sets forth the historical net annualized returns of Similar BDCs (GSBD, MMLC I, MMLC II, GSCR, and PBDC each as defined below) for periods ending December 31, 2025. PBDC follows a similar IRR Methodology to that of the Senior Direct Lending Family of Funds given it more closely aligns in fund structure.

Phillip Street BDC LLC (“PBDC”) has achieved a Net IRR of 8.5%

	1 year	3 years	5 years	Since Inception
BDC Composite*	8.91%	10.42%	9.39%	8.80%

Returns for periods over one year are annualized.

*

The BDC Composite includes the performance of Goldman Sachs BDC, Inc. (NYSE: GSBD), Goldman Sachs Middle Market Lending Corp. (“MMLC”) (a BDC that merged into GSBD in 2020), Goldman Sachs Middle Market Lending Corp. II (“MMLC II”) (a BDC that merged into GSCR in 2025), and Goldman Sachs Private Credit Corp. (“GSCR”). Each fund’s returns are calculated on a total return basis. The BDC Composite is then calculated using an asset weighted, time weighted calculation methodology and is net of all actual fees and sales loads. Total return is based on the change in net asset value per share (assuming dividends and distributions, if any, are reinvested in accordance with the fund’s distribution reinvestment plan), if any, divided by the beginning net asset value per share. Time-weighted return is a measure of the compound rate of growth in a portfolio.

The use of leverage and other speculative practices may increase volatility and risk of loss.

Net returns are presented after management fees, distribution fees, organizational expenses, fund expenses and performance-based compensation but before any taxes or tax withholding incurred by investors.

Definitions:

Gross Investor IRR: Represents the annualized rate of return before investor fees and Partnership-level expenses (excluding credit facility interest and expenses, where applicable), factoring in the timing of investor contributions to and distributions from the Partnership as well as the remaining capital balance. An individual investor’s results may vary based on certain factors (including varying timing of investor contributions). IRR calculations are performed using monthly cash flows up until January 1, 2020 and thereafter switch to daily cashflows, consistent with the historical methodology used in client reporting. With the use of daily cash flows in the IRR calculations, the overall IRR is materially consistent, although IRRs for individual investments with short holding periods could differ materially.

Net Investor IRR: Represents the annualized rate of return for investors after investor fees and Partnership-level expenses, factoring in the timing of investor contributions to and distributions from the Partnership as well as the remaining capital balance. Returns attributable to any investors in the fund that do not pay servicing fees or bear supplemental servicing fees are excluded from the calculation, but returns attributable to investors that pay servicing fees or bear supplemental servicing fees at reduced rates are included. Since performance is shown utilizing the actual net returns at the fund level, inclusive of any investors bearing fees at reduced rates, investors that bear the full rate of servicing fees or supplemental servicing fees would have experienced lower net returns. An individual investor’s results may vary based on certain factors. The IRR may reflect the utilization of a subscription line of credit for SCP I and SCP III. The returns without the use of a subscription line could be materially lower than those reflected. LP I, LP 2013, SCP II, LP III, and LP IV did not utilize a subscription line. For unrealized and partially realized investments, the majority of the valuation (up to 100%) has been determined using unobservable inputs. IRR calculations are performed using monthly cash flows up until January 1, 2020 and thereafter switch to daily cashflows, consistent with the historical methodology used in client reporting. With the use of daily cash flows in the IRR calculations, the overall IRR is materially consistent, although IRRs for individual investments with short holding periods could differ materially.

NOT AN OFFER

This shareholder letter is not an offer to sell any securities of the Fund and is not a solicitation of an offer to buy any such securities.

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JULY 2026

CONFIDENTIALITY

No part of this material may, without Goldman Sachs Asset Management’s prior written consent, be (i) copied, photocopied or duplicated in any form, by any means, or (ii) distributed to any person that is not an employee, officer, director, or authorized agent of the recipient.

© 2026 Goldman Sachs. All rights reserved.

Date of first use: July 1, 2026.

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